SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

ELTEK LTD.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il



ELTEK LTD. REPORTS SECOND QUARTER AND FIRST HALF 2004 RESULTS

SLOWDOWN IN SECOND QUARTER HAS BEEN FOLLOWED BY A SIGNIFICANT INCREASE IN REVENUES IN THE THIRD QUARTER

--------------------------------------------------------------------------------

PETACH-TIKVA, Israel, September 28, 2004-Eltek Ltd. (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced its results for the second quarter and the six months ended June 30, 2004.

Eltek reported revenues for the six-month period ended June 30, 2004, of NIS
57.4 million ($12.8 million) compared with revenues of NIS 53.6 million ($11.9 million) for the comparable period in 2003.

Net loss for the six-month period ended June 30, 2004 was NIS 6.8 million ($1.5 million), or NIS 1.64 per NIS 1 par value of shares ($ 0.36), compared with a net loss of NIS 6.2 million ($1.4 million) or NIS 2.11 per NIS 1 par value of shares ($ 0.47) for the same period in 2003.

Revenues for the three months ended June 30, 2004 were NIS 27.1 million ($6.0 million) compared with NIS 25.5 million ($5.7 million) during the second quarter of 2003. Net loss for the quarter totaled NIS 4.3 million ($952,000), or NIS
1.03 per NIS 1 par value of shares ($0.23) compared with a net loss of NIS 2.5 million ($566,000), or NIS 0.94 per diluted NIS 1 par value of shares ($0.21) for the second quarter of 2003.

Revenues for the quarter ended March 31, 2004 were NIS 30.3 million ($6.7 million) compared to NIS 28.1 million ($6.2 million) for the quarter ended March 31, 2003. Net loss for the first quarter of 2004 was NIS 2.6 million ($570,000), or NIS 0.61 per NIS 1 par value of shares ($0.14), compared to a net loss of NIS
3.6 million ($810,000), or NIS 1.25 per NIS 1 par value of shares ($0.28), for the corresponding period last year.

"Since the end of second quarter we have experienced a significant increase in purchase orders from our customers for flex-rigid printed circuit boards pursuant to long term projects. These orders are in line with our strategic plans to focus on this lucrative niche and will present a positive change following the slowdown of the second quarter," commented Arieh Reichart, President and Chief Executive Officer of Eltek. "I am particularly encouraged by the continued increase in our international operations and by the number of projects from new customers. It seems that the decline in revenues we experienced in the second quarter is part of the price we paid for shifting the Company's product mix towards flex-rigid boards and increasing our international operations," added Mr. Reichart.

About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's World Wide Web site at www.eltekglobal.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                   ELTEK LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)




                                                                         CONVENIENCE                                  CONVENIENCE
                                                                         TRANSLATION                                  TRANSLATION
                                                                           -------                                      -------
                                                         SIX MONTHS ENDED                            THREE MONTHS ENDED
                                                             JUNE 30,                                     JUNE 30,
                                             -------------------------------------        --------------------------------------
                                              2003          2004            2004           2003          2004            2004
                                               NIS           NIS           U.S. $           NIS           NIS           U.S. $
                                           (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                             -------        -------        -------        -------        -------        -------
                                            *ADJUSTED      *REPORTED      *REPORTED     **ADJUSTED      *REPORTED      *REPORTED
                                             AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS        AMOUNTS
                                             -------        -------        -------        -------        -------        -------
Revenues                                      53,572         57,416         12,768         25,496         27,102          6,026
Costs of revenues                            (51,248)       (52,825)       (11,747)       (24,367)       (26,061)        (5,794)
                                             -------        -------        -------        -------        -------        -------

Gross profit                                   2,324          4,591          1,021          1,129          1,041            232

Research and development, net                     18              -              -              -              -              -
Selling, general and administrative
 expenses                                     (7,608)        (9,176)        (2,040)        (3,519)        (4,547)        (1,011)
Amortization of goodwill                        (254)          (294)           (65)          (127)          (147)           (33)
                                             -------        -------        -------        -------        -------        -------

Operating loss                                (5,520)        (4,879)        (1,084)        (2,517)        (3,653)          (812)

Financial income (expenses), net                (445)        (1,816)          (404)            28           (664)          (148)
                                             -------        -------        -------        -------        -------        -------

Loss before other income (expenses),
 net                                          (5,965)        (6,695)        (1,488)        (2,489)        (4,317)          (960)

Other income (expenses), net                      29           (184)           (41)            24            (86)           (19)
                                             -------        -------        -------        -------        -------        -------

Loss before taxes on income                   (5,936)        (6,879)        (1,529)        (2,465)        (4,403)          (979)
Taxes on income                                 (183)             -              -            (59)            55             12
                                             -------        -------        -------        -------        -------        -------

Net loss after taxes on income                (6,119)        (6,879)        (1,529)        (2,524)        (4,348)          (967)

Minority share in subsidiary's  net
results                                          (68)            38              8            (22)            69             15
                                             -------        -------        -------        -------        -------        -------

Net loss for the period                       (6,187)        (6,841)        (1,521)        (2,546)        (4,279)          (952)
                                             =======        =======        =======        =======        =======        =======

Basic loss per  NIS 1 par value of the
share capital***                               (2.11)         (1.64)         (0.36)         (0.87)         (1.03)         (0.23)
                                             =======        =======        =======        =======        =======        =======

Total par value of  shares used to
compute basic net loss per NIS 1 par
value of share                                 2,932          4,131          4,131          2,932          4,131          4,131
                                             =======        =======        =======        =======        =======        =======
Diluted loss per  NIS 1 par value of the
share capital***                               (2.11)         (1.64)         (0.36)         (0.94)         (1.03)         (0.23)
                                             =======        =======        =======        =======        =======        =======

Total par value of shares used to compute
compute diluted net loss per NIS 1 par
value of share                                 2,932          4,131          4,131          3,201          4,131          4,131
                                             =======        =======        =======        =======        =======        =======

* With respect to discontinuance of adjustment for the effect of inflation as from CPI of December 2003.

**   Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.

***  Ordinary shares of a par value of NIS 0.6 each.

                                   ELTEK LTD.
                     CONSOLIDATED CONDENSED BALANCE SHEETS




                                                                                                    CONVENIENCE
                                                                                                    TRANSLATION
                                                                                                      -------
                                                                                JUNE 30,             JUNE 30,
                                                                        ----------------------        -------
                                                                          2003          2004           2004
                                                                       UNAUDITED      UNAUDITED      UNAUDITED
                                                                          NIS            NIS          U.S. $
                                                                        -------        -------        -------
                                                                      **ADJUSTED      *REPORTED      *REPORTED
                                                                        AMOUNTS        AMOUNTS        AMOUNTS
                                                                        -------        -------        -------
                                                                                   (IN THOUSANDS)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                 3,255          4,710          1,047
Receivables: Trade                                                       24,888         18,786          4,178
             Other                                                        1,973            953            212
Inventories                                                              12,051         13,004          2,892
Prepaid expenses                                                          1,003            843            187
                                                                        -------        -------        -------

TOTAL CURRENT ASSETS                                                     43,170         38,296          8,516
                                                                        -------        -------        -------

PROPERTY AND EQUIPMENT, NET                                              47,871         37,201          8,272
                                                                        -------        -------        -------

GOODWILL                                                                  4,626          4,621          1,028
                                                                        -------        -------        -------

TOTAL ASSETS                                                             95,667         80,118         17,816
                                                                        =======        =======        =======

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current maturities of long-term debts              17,053         21,235          4,722
Trade payables                                                           25,091         21,214          4,717
Other liabilities and accrued expenses                                    8,768          9,808          2,181
                                                                        -------        -------        -------

TOTAL CURRENT LIABILITIES                                                50,912         52,257         11,620
                                                                        -------        -------        -------

LONG- TERM LIABILITIES
Long term debt, excluding current maturities                             17,236         10,123          2,251
Employee severance benefits                                                 922            988            220
                                                                        -------        -------        -------

TOTAL LIABILITIES                                                        69,070         63,368         14,091
                                                                        -------        -------        -------

MINORITY INTERESTS                                                        1,901          1,909            425
                                                                        -------        -------        -------

CONVERTIBLE DEBENTURE NOTE                                                    -          1,532            341
                                                                        -------        -------        -------

SHAREHOLDER'S EQUITY
Ordinary shares, NIS 0.6 par value. Authorized 50,000,000 shares, issued and outstanding 5,491,711 shares at June 30, 2004 and
4,885,651 shares  at June 30, 2003                                       29,334         29,698          6,604
Additional paid in capital                                               51,985         52,500         11,674
Capital reserves related to loans from controlling shareholders          10,010         10,010          2,226
Cumulative foreign currency translation adjustments                         503          1,878            418
Capital reserve                                                           6,685          6,685          1,487
Accumulated deficit                                                     (73,821)       (87,462)       (19,450)
                                                                        -------        -------        -------

TOTAL SHAREHOLDER'S EQUITY                                               24,696         13,309          2,959
                                                                        -------        -------        -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               95,667         80,118         17,816
                                                                        =======        =======        =======




* With respect to discontinuance of adjustment for the effect of inflation as from CPI of December 2003.

**   Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/Arieh Reichart
                                        ------------------
                                        Arieh Reichart
                                        President and Chief Executive Officer



Date:   September 28, 2004